Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of 180 Life Sciences Corp. (formerly known as KBL Merger Corp. IV) on Post-Effective Amendment No. 2 to Form S-1 (File No. 333-249539) of our report dated July 9, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of 180 Life Sciences Corp. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Marcum LLP

New York, NY

August 19, 2021